Exhibit 99.81

UNDERWRITING AGREEMENT

September 7, 2011

Just Energy Group Inc.

First Canadian Place

100 King Street West

Suite 2630

P.O. Box 355

Toronto, ON M5X 1E1

Dear Sirs/Mesdames:

CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Haywood Securities Inc. and Jacob Securities Inc. (collectively, the “Underwriters”) understand that Just Energy Group Inc. (the “Corporation”) proposes to issue and sell to the Underwriters an aggregate of $100,000,000 principal amount of 5.75% convertible unsecured subordinated debentures of the Corporation (the “Firm Securities”) and, at the option of the Underwriters, excercisable as set forth in Section 2(4), up to an additional $15,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures of the Corporation (the “Option Securities”). The Firm Securities and the Option Securities are herein collectively referred to as the “Offered Securities”).

The Offered Securities will have the terms and conditions set forth in the Preliminary Prospectus (as defined below).

The Corporation hereby confirms its agreement with the several Underwriters regarding the purchase and sale of the Offered Securities, as follows:

1. Interpretation

(1) Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Acquisition Agreement” means the purchase and sale agreement dated as of August 24, 2011 between Just Energy (U.S.) Corp., the Corporation, Fulcrum and Fulcrum Power Services L.P.

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Agreement” means this underwriting agreement and all the schedules attached to it.

“Amended and Restated Credit Agreement” means the fourth amended and restated credit agreement between Just Energy Ontario L.P., Just Energy (U.S.) Corp, as borrowers, and Canadian Imperial Bank of Commerce, as administrative agent and sole lead arrangement, National Bank of Canada, as syndication agent, Royal Bank of Canada, as co-documentation agent, Société Générale, as co-documentation agent, Canadian Imperial Bank of Commerce and each other financial institution from time to time as a Canadian lender, Canadian Imperial Bank of Commerce – New York Agency and each other financial institution from time to time as a U.S. lender, dated January 1, 2011.

“Applicable Law” means:

(i)	any applicable domestic or foreign law, including the Securities Laws and any other statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

“Business Day” means a day which is not a Saturday, a Sunday or statutory holiday in the City of Toronto.

“Canadian GAAP” means generally accepted accounting principles applicable to public companies at the relevant time determined with reference to The Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, which for certainty, for financial periods beginning on or after January 1, 2011, is IFRS.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing Date” means September 22, 2011 or such other date as the Corporation and the Lead Underwriters, on behalf of the Underwriters, may agree upon in writing.

“Common Shares” means common shares of the Corporation.

“Debenture Trustee” means Computershare Trust Company of Canada.

“Defaulted Securities” has the meaning set out in Section 9(2).

“Defence Counsel” has the meaning set out in Section 7(3).

“Defence Notice” has the meaning set out in Section 7(3).

“distribution” or “distribution to the public” have the respective meanings given to those terms in the Securities Laws.

“Documents” means, collectively, this Agreement and the Trust Indenture.

“Encumbrance” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

“Environmental and Health Laws” has the meaning set out in Section 3(1)(y).

“Final Prospectus” means the (final) short form prospectus of the Corporation (including the documents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities and the Over-Allotment Option in the Qualifying Jurisdictions.

“Fulcrum” means Fulcrum Retail Holdings LLC, a Texas limited liability corporation.

“Fund” means Just Energy Income Fund.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances, including the Securities Regulators, the TSX, IIROC, the U.S. Securities and Exchange Commission, and any other stock exchange or self-regulatory authority.

“Hazardous Substance” has the meaning set out in Section 3(1)(y).

“IFRS” means International Financial Reporting Standards, being, for fiscal years beginning on or after January 1, 2011, the Canadian generally accepted accounting principles for publicly accountable enterprises as defined by the Accounting Standards Board of The Canadian Institute of Chartered Accountants, as amended from time to time.

“IIROC” means Investment Industry Regulatory Organization of Canada.

“Indemnitee” has the meaning set out in Section 7(1).

“Intellectual Property” has the meaning set out in Section 3(1)(s).

“Lead Underwriters” means, collectively, CIBC World Markets Inc., National Bank Financial Inc. and RBC Dominion Securities Inc.

“Losses” means all damages, losses (other than a loss of profits in connection with the sale of the Offered Securities), liabilities, costs, fees and expenses (including reasonable fees and expenses of lawyers, accountants and other experts and professionals and any reasonable costs, fees and expenses incurred in connection with investigating, preparing for, disputing or defending against any Claim as such costs, fees and expenses are incurred, and interest, court costs and any amount paid in reasonable settlement of any Claim or satisfaction of any judgment or award).

“Marketing Materials” has the meaning set out in Section 7(1).

“MI 11-102” means Multilateral Instrument 11-102 – Passport System.

“Material Adverse Effect” means any fact, change, event, violation, inaccuracy, circumstance or effect which is or is reasonably likely to (i) be materially adverse to the business, operations, capital, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ equity or prospects of the Corporation and its Subsidiaries, taken as a whole, whether or not arising in the normal course, (ii) impair the Corporation’s ability to complete the transactions contemplated by this Agreement in any material respect, or (iii) result in the Offering Documents containing a misrepresentation.

“material change”, “material fact” and “misrepresentation” mean, with respect to circumstances to which the Securities Laws of a particular Qualifying Jurisdiction are applicable, a material change, material fact or misrepresentation, as applicable, as defined under the Securities Laws of that Qualifying Jurisdiction and, if not so defined or in circumstances in which the particular Securities Laws of a particular Qualifying Jurisdiction are not applicable, mean a material change, material fact or misrepresentation, as applicable, as defined under the Securities Act (Ontario).

“Material Subsidiaries” means Just Energy Corp., an Ontario corporation; Just Energy Manitoba L.P., a Manitoba limited partnership; Just Energy Ontario L.P., an Ontario limited partnership; Just Energy Trading LP, an Ontario limited partnership; Just Energy B.C. Limited Partnership, a British Columbia limited partnership; Alberta Energy Savings L.P., an Alberta limited partnership; Just Energy Alberta L.P., an Alberta limited partnership; Just Energy Québec L.P., a Québec limited partnership; Hudson Energy Canada Corp., a Canadian federal corporation; Just Energy (U.S.) Corp., a Delaware corporation; Just Energy Texas I Corp., a Texas corporation; Just Energy Illinois Corp., a Delaware corporation; Just Energy Massachusetts Corp., a Delaware corporation; Just Energy New York Corp., a Delaware corporation; Just Energy Pennsylvania Corp., a Delaware corporation; Just Energy Indiana Corp., a Delaware corporation; Just Energy Michigan Corp., a Delaware corporation; Commerce Energy, Inc., a California corporation; Just Energy Texas LP, a Texas limited partnership; Just Energy Marketing Corp., a Delaware corporation; Momentis U.S. Corp., a Delaware corporation; National Energy Corporation, an Ontario corporation; Terra Grain Fuels Inc., a Canadian federal corporation; and Hudson Energy Services LLC, a New Jersey limited liability company.

“Money Laundering Laws” has the meaning set out in Section 3(1)(z).

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“Offer Price” means $1,000.

“Offering” means the distribution of the Offered Securities as contemplated in the Final Prospectus.

“Offering Documents” means, collectively, the Prospectus, any Prospectus Amendment and, if prepared, the U.S. Private Placement Memorandum.

“Option Closing Date” has the meaning set out in Section 2(4).

“Option Closing Time” has the meaning set out in Section 2(4).

“OSC” means the Ontario Securities Commission.

“Over-Allotment Notice” has the meaning set out in Section 2(4).

“Over-Allotment Option” has the meaning set out in Section 2(4).

“Passport Receipt” means a receipt issued by the Reviewing Authority as principal regulator pursuant to the Passport System and the OSC pursuant to the Securities Laws in Ontario and which evidences the receipt of the Reviewing Authority, on behalf of itself and the Securities Regulators of the other Qualifying Jurisdictions (other than Ontario), and the OSC for Ontario, for the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, as applicable.

“Passport System” means the passport system procedures provided for under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions and MI 11-102.

“Permits” has the meaning set out in Section 3(1)(q).

“Preferred Shares” means the preferred shares of the Corporation.

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation (including the documents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities and the Over-Allotment Option in the Qualifying Jurisdictions.

“Proceeding” has the meaning set out in Section 7(3).

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus.

“Prospectus Amendment” means, collectively, any amendment or supplement to the Preliminary Prospectus or the Final Prospectus that may be filed by or on behalf of the Corporation under any of the Securities Laws relating to the distribution of the Offered Securities or the Over-Allotment Option under the Securities Laws.

“Qualifying Jurisdictions” means all of the provinces of Canada (other than Québec).

“Required Environmental Permits” has the meaning set out in Section 3(1)(y).

“Reviewing Authority” means the OSC.

“Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules made thereunder together with all applicable published national and local instruments, policy statements, notices and blanket orders and rulings of the Securities Regulators, all published discretionary rulings and orders, if any, of the Securities Regulators made in connection with the Offering and all rules, by-laws and regulations governing the TSX.

“Securities Regulators” means the applicable securities commission or similar regulatory authority in each of the Qualifying Jurisdictions.

“Selling Firms” has the meaning set out in Section 5(1).

“Subsidiary” means, with respect to any person, any other person which is controlled by the referent person, and, with respect to the Corporation, includes each of the Material Subsidiaries.

“Supplemental Indenture” means the second supplemental indenture to be dated the Closing Date providing for the Offered Securities.

“Tax Act” means the Income Tax Act (Canada).

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Time of Closing” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Lead Underwriters may agree upon in writing.

“Transaction” means the indirect acquisition by the Corporation of all of the issued and outstanding membership units of Fulcrum in accordance with the terms of the Acquisition Agreement.

“Trust Indenture” means the trust indenture dated May 5, 2010 between the Corporation and the Debenture Trustee, as supplemented by the first supplemental indenture dated January 1, 2011 and the Supplemental Indenture.

“TSX” means the Toronto Stock Exchange.

“Underwriters’ Information” has the meaning set out in Section 7(1)(b).

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Affiliates” means a United States broker-dealer affiliate of an Underwriter, duly registered as a broker-dealer under the U.S. Exchange Act and all applicable state securities laws.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with any offer and sale of the Offered Securities in the United States and referred to in Schedule C hereto.

“U.S. Purchasers” means a purchaser of Offered Securities (i) in the United States or (ii) that was offered Offered Securities in the United States, in accordance with the terms hereof.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means the United States federal securities laws, including the U.S. Exchange Act, the U.S. Securities Act, and applicable state securities laws.

(2) Headings. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

(3) Extended Meanings. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, companies, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

(4) Statutory References. In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

(5) Currency. All references to currency herein are to lawful money of Canada.

(6) Control. For the purposes of this Agreement, (a)(i) a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; (ii) a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and (iii) the general partner of a limited partnership controls the limited partnership; (b) a person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity; and (c) a person is deemed to control, within the meaning of clause (a)(i) or (a)(ii) of this Section 1(6), an entity if the aggregate of (i) any securities of the entity that are beneficially owned by that person, and (ii) any securities of the entity that are beneficially owned by any entity controlled by that person, is such that, if that person and all of the entities referred to in clause (c)(ii) of this Section 1(6) that beneficially own securities of the entity were one person, that person would control the entity.

2. Purchase of the Offered Securities by the Underwriters

(1) Firm Securities. On the basis of the representations, warranties and agreements set forth herein and subject to the terms and conditions hereof, the Corporation agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the respective percentage of the Firm Securities set forth opposite the name of such Underwriter in Section 9(1) (rounded up or down, as determined by the Lead Underwriters in their sole discretion, so as to eliminate fractions) at a price per $1,000 principal amount of Firm Securities equal to the Offer Price.

(2) Underwriters’ Commission. As compensation for the services rendered to the Corporation by the Underwriters in connection with the Offering, the Corporation will pay to the Underwriters a commission equal to 4% of the aggregate principal amount of the Firm Securities, or $40 per $1,000 principal amount of Firm Securities, sold to the Underwriters under this Agreement, payable at the Time of Closing by wire transfer in immediately available funds to the account(s) specified by the Lead Underwriters in writing.

(3) Payment and Delivery. Payment for and delivery of the Firm Securities will be made at the offices of McCarthy Tétrault LLP, Toronto, Ontario, at the Time of Closing, or at such other place as the Lead Underwriters and the Corporation may agree upon in writing. Payment of the purchase price for the Firm Securities will be made by wire transfer in immediately available funds to the account(s) specified by the Corporation in writing against delivery of certificates for the Firm Securities to the Lead Underwriters, on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the Underwriters and such further documentation as may be contemplated in this Agreement. Certificates for the Firm Securities will be registered in such name or names and will be in such denominations as the Lead Underwriters, on behalf of the Underwriters, may request in writing not later than 24 hours prior to the Closing Date.

(4) Over-Allotment Option. The Corporation hereby grants to the Underwriters, in the respective percentages set forth opposite the names of the Underwriters in Section 9(1), an option (the “Over-Allotment Option”) to purchase at their election, severally (and not jointly or jointly and severally), all or part of the Option Securities at a purchase price per $1,000 principal amount of Option Securities equal to the Offer Price and at the same commission per $1,000 principal amount of Option Securities to be paid by the Corporation for the Firm Securities as set forth in Section 2(2), with payment of such commission to be made in the same manner at the applicable Option Closing Time. Option Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Firm Securities and for market stabilization purposes permitted pursuant to Securities Laws. The Over-Allotment Option may be exercised in whole or in part and from time to time prior to its expiry in accordance with the provisions of this Agreement. Payment for, and delivery of, any Option Securities will be made at the offices of McCarthy Tétrault LLP, Toronto, Ontario, at those times (each, an “Option Closing Time”) on those dates (each, an “Option Closing Date”)

as set out in the Over-Allotment Notice, which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than the second Business Day or later than five Business Days after the date upon which the Corporation receives written notice (the “Over-Allotment Notice”) from the Lead Underwriters, on behalf of the Underwriters, setting out the number of Option Securities to be purchased by the Underwriters. An Over-Allotment Notice must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is 30 days after the Closing Date. Payment of the purchase price for the Option Securities will be made by wire transfer in immediately available funds to the account(s) specified by the Corporation in writing against delivery of certificates for the Option Securities to the Lead Underwriters, on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the Underwriters and such further documentation as may be contemplated in this Agreement. Certificates for the Option Securities will be registered in such name or names and will be in such denominations as the Lead Underwriters, on behalf of the Underwriters, may request in writing not later than 24 hours prior to the applicable Option Closing Date. Upon the furnishing of the Over-Allotment Notice, the Underwriters will severally (and not jointly or jointly and severally) be committed to purchase in the respective percentages set forth opposite the names of the Underwriters in Section 9(1) (rounded up or down, as determined by the Lead Underwriters in their sole discretion, so as to eliminate fractions), and the Corporation will be obligated to issue and sell, in each case in accordance with and subject to the terms and conditions of this Agreement, the aggregate principal amount of Option Securities indicated in the Over-Allotment Notice.

(5) No Fiduciary Relationship. The Corporation acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Corporation’s securities contemplated hereby. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties hereto intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date of this Agreement. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgements with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto, irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters. The Corporation hereby waives and releases, to the fullest extent permitted by Applicable Law, any claims that the Corporation may have against any of the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

3. Representations and Warranties of the Corporation

(1) Representations and Warranties of the Corporation. The Corporation represents and warrants to each of the Underwriters that:

(a) No Cease Trade Orders. No order, ruling or determination having the effect of ceasing or suspending the distribution of the Offered Securities or ceasing or suspending the trading of any securities of the Corporation or the use of the Offering Documents, or prohibiting the sale of the Offered Securities has been issued or made by any Government Authority and no proceedings have been initiated or, to the knowledge of the Corporation, threatened or are pending by any Governmental Authority in relation thereto, and any request by any Securities Regulator for additional information has been complied with.

(b) Organization, Power and Authority. The Corporation is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business and has made all necessary filings under all applicable corporate, securities and Taxation laws or any other Applicable Laws, except where the failure to make any such filing would not, individually, have a Material Adverse Effect. Each of the Corporation’s Subsidiaries (i) is a corporation, limited liability company or limited partnership duly incorporated or established, as applicable, organized and subsisting under the laws of its jurisdiction of incorporation, amalgamation, continuation or establishment; (ii) has made all necessary filings under all Applicable Laws; and (iii) has all power and authority necessary to lease and operate its property and assets and to carry on its business, except where the failure to make any such filing or have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation does not own, directly or indirectly, any interest in any person, other than the Subsidiaries set out on Schedule A. The only Subsidiaries of the Corporation that are significant to the Corporation and its business are the Material Subsidiaries. No proceedings have been initiated, taken or authorized by the Corporation, any of its Subsidiaries or their respective shareholders, partners or members, as applicable, or, to the knowledge of the Corporation, any other person with respect to the bankruptcy, insolvency, liquidation, termination, dissolution or winding up of the Corporation or any of its Subsidiaries.

(c) Authorized and Issued Capital. The Corporation is authorized to issue an unlimited number of Common Shares and 50,000,000 Preferred Shares, of which 138,337,229 Common Shares are issued and outstanding on the date hereof as fully paid and non-assessable and are not subject to any pre-emptive right, right of first refusal or similar right created by or to which the Corporation is subject or party. There are no issued and outstanding Preferred Shares as of the date hereof. Except as described in the Offering Documents, there are no outstanding rights (whether pre-emptive, contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued share or other equity interest in the Corporation or any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share or other equity interest in the Corporation or any of its Subsidiaries or any such rights, warrants or options or any such convertible or exchangeable instrument. All of the outstanding securities of each of the Corporation’s Subsidiaries have been validly issued, are fully paid and non-assessable, and, except as described in the Offering Documents, are owned, directly or indirectly, by the Corporation free and clear of all Encumbrances, restriction on voting or transfer and rights of others.

(d) Due Authorization. The Corporation has the power, authority and right to enter into and deliver each of the Documents to which it is a party and to perform its obligations hereunder and thereunder, and all actions required to be taken by the Corporation for the due authorization, execution and delivery of each of the Documents and the completion of the transactions contemplated hereby and thereby have been validly taken.

(e) Enforceable Agreements. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court. At the Time of Closing, the Trust Indenture will be duly executed and delivered by the Corporation and will constitute a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

(f) Short Form Eligibility. The Corporation is eligible to file the Preliminary Prospectus and the Final Prospectus under, and use the procedures established by, NI 44-101 in each of the Qualifying Jurisdictions.

(g) Offered Securities. At the Time of Closing, the Offered Securities will have been duly created and authorized by the Corporation. At the Time of Closing, the Offered Securities will have been duly created under the Trust Indenture and, upon the Corporation having received the full purchase price therefor, be duly and validly issued as fully paid and non-assessable securities of the Corporation entitled to the benefits of the Trust Indenture. The Common Shares issuable upon the exercise of the conversion rights pursuant to the Offered Securities will, upon their issuance in accordance with the terms of the Trust Indenture, be duly and validly issued as fully paid and non-assessable securities of the Corporation. The attributes of the Offered Securities conform (or, in the case of any Prospectus Amendment, will, at the time of delivery thereof to the Underwriters, conform) in all material respects to the description thereof in the Offering Documents. Neither the issuance of the Offered Securities nor the grant of the Over-Allotment Option is subject to any pre-emptive right, right of first refusal or similar right. No person has any right to require the qualification for distribution or registration of any securities of the Corporation or the filing of a prospectus, registration statement or similar document with respect thereto under any Applicable Law, in each case in connection with the offer and sale of the Offered Securities. Prior to the Time of Closing, the form of the certificates for the Offered Securities will have been approved and adopted by the Corporation and will comply with all legal and stock exchange requirements and will not conflict with the articles or by-laws of the Corporation or the Trust Indenture.

(h) No Consents Required. No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other person is required for the execution, delivery or performance of any Document by the Corporation, the grant of the Over-Allotment Option, the issuance and sale of the Offered Securities or the completion by the Corporation of the transactions contemplated by this Agreement, except for the qualification of the Offered Securities and the Over-Allotment Option for distribution to the public under the Securities Laws.

(i) No Conflicts. None of the entering into, delivery or performance of this Agreement, the grant of the Over-Allotment Option, the issuance of the Offered Securities, the completion of the transactions contemplated hereby by the Corporation nor the entering into, delivery or performance of the Acquisition Agreement or the completion of the Transaction contemplated thereby will (i) result in the violation of any of the provisions of the constating documents or by-laws of any of the Corporation’s Subsidiaries; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any Encumbrance or right of any other upon any assets of the Corporation or any of its Subsidiaries pursuant to, or result in the acceleration or maturity of any indebtedness or other liability of the Corporation or any of its Subsidiaries under, the Trust Indenture or any agreement or other instrument to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or to which any of the assets of the Corporation or any of its Subsidiaries is subject or any Permit issued to the Corporation or any of its Subsidiaries; or (iii) result in the violation of any Applicable Law in respect of which the Corporation or any of its Subsidiaries must comply.

(j) Absence of Changes. Since March 31, 2011, except as disclosed in each of the Offering Documents. (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ or partners’, as applicable, equity or prospects of the Corporation and its Subsidiaries, taken as a whole, or, since March 31, 2010 and prior to January 1, 2011, the Fund and its Subsidiaries taken as a whole; (ii) neither the Fund nor the Corporation has declared or paid any distributions or dividends or made any other distribution of any kind, on or in respect of its equity capital, other than monthly distributions (in the case of the Fund prior to January 1, 2011) and, in the case of the Corporation, monthly dividends of $0.10333 per Common Share; (iii) there has not been any material change in the equity capital or the long-term or short-term debt of the Fund or the Corporation or any of their respective Subsidiaries; (iv) neither the Fund nor the Corporation nor any of their respective Subsidiaries has sustained any material loss or interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding; and (v) neither the Fund nor the Corporation nor any of their respective Subsidiaries has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, that is material to the Corporation and its Subsidiaries taken as a whole.

(k) Financial Statements. The consolidated financial statements of the Corporation and the related notes thereto included or incorporated by reference in the Offering Documents present fairly in all material respects the consolidated financial position of the Corporation and its Subsidiaries as of the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Corporation and its Subsidiaries for the periods specified; and such consolidated financial statements and the related notes thereto have been prepared in accordance with Canadian GAAP, which, except as disclosed in such consolidated financial statements or the related notes thereto, were consistently applied throughout the periods covered thereby. Except for (i) the consolidated financial statements of Hudson Parent Holdings LLC and the related notes thereto and the pro forma financial statements and the related notes thereto of the Corporation in respect of the indirect acquisition by the Corporation of all of the issued and outstanding membership interests of Hudson Parent Holdings LLC (other than the membership interests held by Hudson Energy Corp.) and all of the issued and outstanding shares of the capital stock of Hudson Energy Corp. included in the business acquisition report incorporated by reference in the Offering Documents, and (ii) the financial statements included or incorporated by reference in the management information circular of the Fund dated May 27, 2010, no other financial statements are required to be included in any of the Offering Documents under the Securities Laws. The other financial information included or incorporated by reference in the Offering Documents (other than statistical, industry-related and market-related data of Fulcrum) has been derived from the accounting records of the Corporation, the Fund or their respective Subsidiaries and presents fairly in all material respects the information shown thereby and, except as disclosed in the Offering Documents, has been prepared on a basis consistent with that of the financial statements included in the Offering Documents. The statistical, industry-related and market-related data included or incorporated by reference in the Offering Documents are derived from sources which the Corporation reasonably believes are accurate and reliable, and such data agree with the sources from which they are derived.

(l) Internal Controls and Disclosure Controls and Procedures. The Corporation and its Subsidiaries have designed and maintain a system of “internal control over financial reporting” (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Corporation is not aware of any material weaknesses in its internal controls over financial reporting. Since the date of the most recent audited financial statements of the Corporation included or incorporated by reference in the Offering Documents, there has not been any change in the internal control over financial reporting of the Corporation or any of its Subsidiaries that has materially affected, or could reasonably be expected to materially affect, the internal control over financial reporting of the Corporation or any of its Subsidiaries. The Corporation and its Subsidiaries have designed and maintain “disclosure controls and procedures” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s chief executive officer and chief financial officer by others within those entities, particularly during the period in which the Corporation’s “annual filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) are being prepared. Information required to be disclosed by the Corporation in such annual filings or in “interim filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) or other reports submitted by the Corporation under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such internal controls over financial reporting and disclosure controls and procedures are effective.

(m) Auditors. Ernst & Young LLP, who has provided its audit report on the consolidated financial statements of the Corporation and its Subsidiaries that are incorporated by reference in the Offering Documents, are independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a “reportable event” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with any current or prior auditor of the Corporation or any of its Subsidiaries or of the Fund.

(n) Indebtedness. No outstanding indebtedness of the Corporation or any of its Subsidiaries has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Corporation or any of its Subsidiaries and no event has occurred or, to the knowledge of the Corporation, is impending which, with notice or the lapse of time or both, may result in any such indebtedness becoming so repayable or any such security becoming enforceable and no person to whom any indebtedness of the Corporation or any of its Subsidiaries is owed which is repayable on demand has demanded or threatened to demand repayment of, or to take any steps to enforce any security for, the same, which, in each case, individually or in the aggregate, would have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries is in default in the payment of any material obligation owed which is now due. Neither the Corporation nor any of its Subsidiaries has outstanding any debentures, bonds, notes or other indebtedness entitling the holder thereof to vote with the shareholders or equityholders, as applicable, of the Corporation or any of its Subsidiaries or, except as disclosed in the Offering Documents, that are convertible into or exchangeable for securities having such right to vote. Other than Offered Securities issuable at the Time of Closing or an Option Closing Time and except as disclosed in the Offering Documents, neither the Corporation nor any of its Subsidiaries has outstanding any debentures, notes, mortgages or other indebtedness that is material to the Corporation and its Subsidiaries taken as a whole.

(o) Significant Acquisitions and Dispositions. Except for the acquisition by the Fund of Universal Energy Group Ltd. and Hudson Parent Holdings LLC, no acquisitions or dispositions have been made by the Fund or the Corporation since April 1, 2008 that would be, and the Transaction is not, a “significant acquisition” or “significant disposition” for the purposes of Securities Laws, and the Corporation is not a party to any agreement or other instrument with respect to any transaction that would constitute a “probable acquisition” for the purposes of such laws, in each case, that would require disclosure in the Prospectus pursuant to such laws.

(p) No Violation or Default. Neither the Corporation nor any of its Subsidiaries is (i) in violation of any of the provisions of its constating documents or by-laws; (ii) in breach or violation of, and no event has occurred that, with notice or lapse of time or both, would constitute a breach or violation of any of the terms of, or default under, or result in the creation or imposition of any Encumbrance or right of any other upon any of the assets of the Corporation or any of its Subsidiaries pursuant to, any agreement or other instrument to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or to which any of the assets of the Corporation or any of its Subsidiaries is subject; or (iii) in violation of any Applicable Law in respect of which the Corporation or any of its Subsidiaries must comply, except, in the case of clauses (ii) and (iii) of this Section, for defaults and violations that would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation is a “reporting issuer”, or the equivalent, in good standing in each of the Qualifying Jurisdictions and not in default under Securities Laws. The Corporation is in compliance with its obligations to make timely disclosure of all material changes relating to it and, since March 31, 2010 no such disclosure has been made on a confidential basis and, other than the Offering and the Transaction, there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed.

(q) Permits. The Corporation and its Subsidiaries possess all such permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions (collectively, “Permits”) issued by the appropriate Governmental Authorities necessary for the use and ownership or lease of their respective assets and the conduct their respective businesses as described in the Offering Documents, except where the failure to possess any such Permit would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect. All of such Permits are valid and in full force and effect, except where the invalidity of such Permits or the failure of such Permits to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has received any notice of any proceeding relating to the revocation or modification of any such Permit which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect or has any reason to believe that any such Permit will not be renewed in the ordinary course. None of such Permits contains any term, provision, condition or limitation which would, individually or in the aggregate, have a Material Adverse Effect.

(r) Title to Assets. Except as disclosed in the Offering Documents, neither the Corporation nor any of its Subsidiaries owns any real property and none has entered into any agreement to acquire any real property. The Corporation and its Subsidiaries have good and marketable title to all real property and all items of personal property, or have valid and enforceable rights to lease or otherwise use all property and assets, that are material to their respective businesses, in each case free and clear of all Encumbrances and any rights of others except as disclosed in the Offering Documents. There is no agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Corporation or any of its Subsidiaries of their respective businesses or assets other than in the usual and ordinary course of business.

(s) Intellectual Property. The Corporation and its Subsidiaries own or have obtained valid and enforceable licenses or other rights to use all intellectual property of any nature and kind, including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how (collectively, “Intellectual Property”), used in or required for the proper carrying on of their respective businesses. To the knowledge of the Corporation, the conduct by the Corporation and its Subsidiaries of their respective businesses does not, and will not, infringe or otherwise violate the Intellectual Property rights of any other person and neither the Corporation nor any of its Subsidiaries has received any notice of any infringement or conflict with any Intellectual Property rights of others.

(t) No Restrictions on Subsidiaries. None of the Corporation’s Subsidiaries is prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or by which it is bound, from (i) paying any dividends or making any other distribution on its equity capital; (ii) repaying to the Corporation or any other Subsidiary of the Corporation any loans or advances to such Subsidiary from the Corporation or such other Subsidiary; or (iii) transferring any of such Subsidiary’s assets to the Corporation or any other Subsidiary of the Corporation.

(u) Insurance. The Corporation and each of its Subsidiaries maintain insurance policies with reputable insurers in such amounts and against such risks as are reasonably prudent for the conduct of their respective businesses and the value of its assets and as is customary for companies engaged in similar businesses and similar industries and all such policies are in full force and effect. There are no material claims by the Corporation or any of its Subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause. The Corporation reasonably believes that the Corporation and each of its Subsidiaries will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of its business and the value of its assets at a cost that would not have a Material Adverse Effect.

(v) Taxes. The Corporation and each of its Subsidiaries has (i) timely filed all Canadian and other Tax Returns that are required to be filed by it and all such Tax Returns are accurate and complete in all material respects; and (ii) withheld any Taxes that are required by Applicable Law to be withheld and has timely paid, remitted to the applicable Taxation Authority or has made provision for the payment of all Taxes required to be paid by the Corporation or any of its Subsidiaries. Neither the Corporation nor any of its Subsidiaries has any outstanding assessments for Taxes and there are no actions, suits, proceedings, negotiations, investigations or claims pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries which could result in a material liability in respect of Taxes. Other than a waiver to extend the statute of limitations with respect to the New York sales tax return for 2007 filed by Just Energy New York Corp., neither the Corporation nor any of its Subsidiaries is a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment. There are no Encumbrances or any rights of others on any of the assets of the Corporation or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay any Taxes when due. All offerings of units of the Fund and debentures convertible into units of the Fund (and other equity substitutes) made by the Fund during the period from October 31, 2006 to December 31, 2010, were within the safe harbour limits relating to “undue expansion” in accordance with the normal growth guidelines release by the Department of Finance on December 31, 2006, as amended. If prepared, the statements under the heading “Certain U.S. Federal Income Tax Considerations to U.S. Holders” in any U.S. Private Placement Memorandum will be accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein.

(w) Labour Matters. The Corporation and each of its Subsidiaries is employing all of its employees in compliance with all applicable Taxation, health, labour and employment laws, rules, regulations, notices, and orders, except for any such failure as would not, individually or in the aggregate, have a Material Adverse Effect. None of the Corporation or any of its Subsidiaries is bound by or a party to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Corporation or any of its Subsidiaries, has applied to be certified as the bargaining agent of any employees of the Corporation or any of its Subsidiaries, or has applied to have the Corporation or any of its Subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. There are no actual or, to the knowledge of the Corporation, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any pending or, to the knowledge of the Corporation, threatened unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to the Corporation or any of its Subsidiaries. The Corporation is not aware of any existing or imminent labour disturbances by the employees of its or any of its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, individually or in the aggregate, would have a Material Adverse Effect.

(x) Benefit Plans. The Corporation and each of its Subsidiaries has satisfied all obligations under, and there are no outstanding defaults or violations in respect of, and no payments, contributions or premiums are owing or exigible under or in respect of, any benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by the Corporation or any of its Subsidiaries for the benefit of any of the current or former directors, officers, employees, or dependent or independent contractors of the Corporation or any of its Subsidiaries or their respective dependants or beneficiaries, including all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, except for any statutory plans to which the Corporation or any of its Subsidiaries is obliged to contribute or comply, including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal, provincial or state health, worker’s compensation or employment insurance legislation (collectively, the “Benefit Plans”) and any such Benefit Plan which is a funded plan or arrangement is fully funded on an ongoing and termination basis, except for (i) failures to satisfy obligations or to make any such payment, contribution or premium; (ii) failures of any Benefit Plan to be so funded and defaults; and (iii) violations that would not, individually or in the aggregate, have a Material Adverse Effect. Except as permitted by the Benefit Plans, their applicable funding agreements and Applicable Law, there has been no withdrawal of assets or any other amounts from any of the Benefit Plans other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions to plan members and permitted payments of reasonable expenses incurred by or in respect of such Benefit Plans. There is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation, proceeding, or any claim or demand pending or, to the knowledge of the Corporation, threatened with respect to the Benefit Plans against the Corporation or any of its Subsidiaries, the funding agent, the insurers or the fund of such Benefit Plans, other than claims and demands for benefits in the ordinary course which would not, individually or in the aggregate, have a Material Adverse Effect.

(y) Compliance with Environmental Laws. The Corporation and each of its Subsidiaries has been and is in compliance with all Applicable Laws (collectively, the “Environmental and Health Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes, materials or substances (collectively, “Hazardous Substances”), except where such non-compliance or prosecution would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has used, except in compliance with all Environmental and Health Laws, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance. The Corporation and each of its Subsidiaries has obtained all Permits under the Environmental and Health Laws (the “Required Environmental Permits”) required for the operation of the Corporation’s or any of its Subsidiaries’ business, except where the absence of any Required Environmental Permit would not, individually or in the aggregate, have a Material Adverse Effect and each Required Environmental Permit is valid, subsisting and in good standing and the holders of the Required Environmental Permits are not in default or breach thereof and no proceeding is pending, or to the knowledge of the Corporation, threatened to revoke or limit any Required Environmental Permit, except where such breach or default would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and neither the Corporation nor any of its Subsidiaries has settled any allegation of non-compliance short of prosecution except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or any of its Subsidiaries nor has the Corporation or any of its Subsidiaries received notice of any of the same except in each case orders or directions the compliance with which would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has received any request for information in connection with any federal, provincial, state, local or foreign inquiries as to disposal sites.

(z) Money Laundering Laws. None of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, employees or agent of the Corporation or any of its Subsidiaries (acting, or apparently acting, on behalf of the Corporation or any of its Subsidiaries), has at any time during the last five years (i) made any unlawful contribution to any candidate for office, or failed to disclose fully any such contribution in violation of Applicable Law; or (ii) made any payment to any governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Law. The operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance with, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(aa) No Change in Laws. The Corporation is not aware of any legislation that has been tabled by any legislative body having jurisdiction that it anticipates would have a Material Adverse Effect, including after giving effect to the Transaction.

(bb) Litigation. Except as disclosed under the heading “Legal Proceedings and Regulatory Actions” in the Corporation’s annual information form, dated June 20, 2011, there is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding before or brought by any Governmental Authority, pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of their respective directors or officers or of which any operations or assets of the Corporation or any of its Subsidiaries is the subject which, individually or in the aggregate, if determined adversely to the Corporation, any of its Subsidiaries or any of their respective directors or officers, would have a Material Adverse Effect, or which materially and adversely affects or could affect the consummation of the transactions contemplated in this Agreement or the Acquisition Agreement or the performance by the Corporation of its obligations hereunder or thereunder or which questions the validity of the issuance of the Offered Securities or of any action taken or to be taken by the Corporation pursuant to this Agreement or the Acquisition Agreement or in connection with the issuance or sale of the Offered Securities. The defence of all such inquiries, actions, suits, investigations and proceedings would not have a Material Adverse Effect.

(cc) Certain Contracts. Except for the Amended and Restated Credit Agreement, neither the Corporation nor any of its Subsidiaries is a party to any agreement or other instrument, the termination, expiry or non-renewal of which would individually have a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any Governmental Authority which would have a Material Adverse Effect.

(dd) Acquisition. The Corporation has delivered to the Underwriters a true, correct and complete copy of the Acquisition Agreement, including all schedules and exhibits thereto and disclosure letters delivered or contemplated thereunder or thereby. The Corporation is not aware of (i) any defects, failures or impairments in the title of Fulcrum or any of its Subsidiaries to their respective assets; or (ii) any liability or obligation of, or Claim asserted against, Fulcrum or any of its Subsidiaries not disclosed in the Acquisition Agreement or the “Company Group Disclosure Letter” referred to therein. The Corporation has no reason to believe that the representations and warranties of the parties to, or otherwise made in, the Acquisition Agreement are not true and correct in all material respects or that any of those parties is in breach of any of their covenants in the Acquisition Agreement in any material respect.

(ee) Absence of Certain Relationships. No relationship exists between the Corporation or any of its Subsidiaries, on the one hand, and any director, officer, employee or securityholder of the Corporation or any of its Subsidiaries or any associate (as that term is defined in the Securities Laws) or Affiliate of any such person on the other, or any interest of any such person or their associates or Affiliates in any transaction or proposed transaction affecting the Corporation or any of its Subsidiaries, that, in each case, is required under the Securities Laws to be described in the Offering Documents and is not so described in the Offering Documents.

(ff) Listing. The Common Shares are listed for trading on the TSX.

(gg) Transfer Agent. Computershare Investor Services Inc. at its principal office in the city of Toronto is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares.

(hh) Debenture Trustee. At the Time of Closing, the Debenture Trustee will be the duly appointed registrar for the Offered Securities, the indenture trustee and paying agent under the Trust Indenture.

(ii) No Broker’s Fees. Neither the Corporation nor any of its Subsidiaries is a party to any commitment, understanding, agreement or other instrument with any person (other than this Agreement) that would give rise to a valid claim against the Corporation or any of its Subsidiaries or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the Offering.

(2) Representations, Warranties and Covenants Regarding U.S. Sales. The Corporation makes the representations, warranties and covenants applicable to it in Schedule C.

(3) Filing Constitutes Representation and Warranty. Each filing of an Offering Document by the Corporation with the Securities Regulators will constitute a representation and warranty by the Corporation to each of the Underwriters that, as at their respective dates and as at the time of filing of such Offering Document, (i) no order, ruling or determination having the effect of suspending or preventing the use of such document has been issued or made by any Governmental Authority and no proceedings have been initiated or, to the knowledge of the Corporation, threatened by any Governmental Authority; (ii) such Offering Document complied in all material respects with the Securities Laws; (iii) all information and statements (other than the Underwriters’ Information) contained therein are true and correct in all material respects and contain no misrepresentation, and constitute full, true and plain disclosure of all material facts relating to the Corporation and its Subsidiaries and the Offered Securities, and no material fact will have been omitted therefrom that was required to be stated therein or was necessary to make any statement therein not misleading in light of the circumstances in which it was made and will not contain an untrue statement or a material fact; and (iv) if prepared and delivered by the

Corporation to the Underwriters for their use hereunder, the U.S. Private Placement Memorandum (other than the Underwriters’ Information) will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act.

4. Covenants of the Corporation

The Corporation covenants and agrees with each of the Underwriters that:

(a) Preliminary Prospectus. The Corporation will, no later than 5:00 p.m. (Toronto time) on September 7, 2011 (i) prepare and file the Preliminary Prospectus in a form approved by the Underwriters, acting reasonably, and other related documents in respect of the distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a preliminary Passport Receipt for the Preliminary Prospectus for and on behalf of itself and each of the other Securities Regulators.

(b) Final Prospectus. The Corporation will, no later than 5:00 p.m. (Toronto time) on September 15, 2011 (i) prepare and file the Final Prospectus in a form approved by the Underwriters, acting reasonably, and other related documents in respect of the proposed distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a final Passport Receipt for the Final Prospectus for and on behalf of itself and each of the other Securities Regulators. The Corporation will fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and who comply with Securities Laws, take such action necessary to permit the Offered Securities to be offered and sold in transactions exempt from registration under the U.S. Securities Act in the United States to Qualified Institutional Buyers (as defined in Schedule C) in accordance with Rule 144A (as defined in Schedule C) under the U.S. Securities Act, including the preparation of a U.S. Private Placement Memorandum in the form and substance satisfactory to the Underwriters, and for sales internationally on a private placement basis as permitted in this Agreement and by Applicable Laws. Until the distribution of the Offered Securities has been completed, the Corporation will promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Securities and the Over-Allotment Option for distribution in the Qualifying Jurisdictions or, in the event that the Offered Securities or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and the Over-Allotment Option and to ensure that the Offered Securities are freely tradable in the Qualifying Jurisdictions, except for a trade that is a control distribution (within the meaning of Securities Laws).

(c) Due Diligence. Until the distribution of the Offered Securities has been completed, the Corporation will permit the Underwriters, the U.S. Affiliates and their counsel to participate fully in the preparation of, and to approve the form of, each Offering Document and to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as underwriters under the Securities Laws and, in the case of the Underwriters, in order to enable them to responsibly execute the certificates in the Prospectus and any Prospectus Amendment required to be executed by them and to confirm that none of the Offering Documents, as at the date of such Offering Document and as at the date of the filing of such Offering Document, contains a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading.

(d) Delivery of Documents. The Corporation will deliver, or cause to be delivered, without charge, to each of the Underwriters:

(i) contemporaneously with the filing of the Preliminary Prospectus in the Qualifying Jurisdictions, a copy of the Preliminary Prospectus signed and certified as required by the Securities Laws;

(ii) contemporaneously with the filing of the Final Prospectus in the Qualifying Jurisdictions:

(A) a copy of the Final Prospectus signed and certified as required by the Securities Laws;

(B) a comfort letter of the current auditors of the Corporation, Ernst & Young LLP, and a comfort letter of the former auditors of the Corporation, KPMG LLP, and a comfort letter of the auditors of Hudson Parent Holdings LLC, McGladrey & Pullen, LLP, in each case addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type customarily included in auditors’ comfort letters to underwriters with respect to the financial statements and certain financial information contained in the Final Prospectus, which comfort letters will be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the letter and will be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Regulators;

(C) a letter from the TSX advising the Corporation that approval of the conditional listing of the Offered Securities has been granted by the TSX, subject to the satisfaction of certain usual conditions set out therein; and

(D) if requested by the Lead Underwriters on behalf of the Underwriters not less than five Business Days prior to the filing of the Final Prospectus in the Qualifying Jurisdictions, a copy of the final U.S. Private Placement Memorandum;

(iii) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the Time of Closing, a copy of all such documents that are required by the Securities Laws to be filed by the Corporation in connection with the Preliminary Prospectus and the Final Prospectus, respectively;

(iv) if requested by the Underwriters, copies of any documents incorporated by reference in any Offering Document which have not previously been delivered to the Underwriters; and

(v) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the Business Day immediately following the issuance of, in the case of the Preliminary Prospectus, the preliminary Passport Receipt and, in the case of the Final Prospectus, the final Passport Receipt, commercial copies of the applicable Prospectus in such numbers and in such places as the Underwriters may reasonably request by written instructions to the printer of the Prospectus or to the Corporation.

(e) Consent to Use of Offering Documents. The Corporation hereby consents to the Underwriters’ use of each Offering Document upon the filing thereof with the Securities Regulators in connection with the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with this Agreement and Securities Laws and consents to the use by the Underwriters and the U.S. Affiliates of any U.S. Private Placement Memorandum for offers and sales of the Offered Securities in the United States in accordance with Section 2 and Schedule C.

(f) Material Changes. During the period of distribution of the Offered Securities, the Corporation will:

(i) promptly notify the Underwriters in writing of the full particulars of:

(A) any material change in respect of the Corporation, or any development involving a prospective material change in respect of the Corporation;

(B) any material fact which has arisen or has been discovered and would have been required under the Securities Laws to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such Offering Document or the date on which such Offering Document was filed with the Securities Regulators; and

(C) any change in any material fact, including the disclosure of any previously undisclosed material fact, contained in any of the Offering Documents or the occurrence or existence of any event or state of facts which, in any such case, is or may be of such a nature as to render any statement in any of the Offering Documents untrue or misleading or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying with the Securities Laws or the U.S. Securities Laws;

(ii) in good faith discuss with the Underwriters any change, fact or event which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under this Section 4(f);

(iii) promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable requirements under the Securities Laws as a result of such change, fact or event, and, at the request of the Lead Underwriters, on behalf of the Underwriters, prepare and file any Prospectus Amendment which, in the opinion of the Lead Underwriters, acting reasonably, on behalf of the Underwriters, may be necessary or advisable in order to ensure that the Final Prospectus does not contain a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading; provided that the Corporation will not file any Prospectus Amendment or other document with any Securities Regulator without first providing a copy to and obtaining the approval of the Underwriters; and

(iv) subject to compliance with the foregoing provisions of this Section 4(f):

(A) contemporaneously with the filing thereof, deliver to the Underwriters a copy of each Prospectus Amendment signed and certified as required by the Securities Laws and, if any financial and accounting information or other numerical data are contained in such Prospectus Amendment or any document incorporated by reference therein, the letters referred to in Section 4(d)(ii)(B);

(B) promptly after the filing of any Prospectus Amendment in the Qualifying Jurisdictions or preparation thereof in final form in accordance with the terms hereof, as applicable, deliver to the Underwriters commercial copies of such Prospectus Amendment in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such Prospectus Amendment or to the Corporation; and

(C) upon the completion of any amendment to the U.S. Private Placement Memorandum, deliver to the Underwriters commercial copies of such amendment on the date thereof, in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such amendment or to the Corporation. Each delivery will constitute consent by the Corporation to the use of the U.S. Private Placement Memorandum by the U.S. Affiliates and the Selling Firms for the distribution of the Offered Securities for sale by them in the United States in accordance with this Agreement.

(g) Notice of Certain Events. During the period of distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the time when the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment has been filed and the time when a final Passport Receipt in respect thereof has been issued;

(ii) any request of any Securities Regulator or other Governmental Authority for any Prospectus Amendment, any amendment of any U.S. Private Placement Memorandum or for any additional information or any other communication from any Governmental Authority relating to any Offering Document or the Offering; and

(iii) the issuance by any Securities Regulator or other Governmental Authority of (A) any cease trading order relating to the Offered Securities or other securities of the Corporation or any of its Subsidiaries, or the initiation or threatening of any proceedings for that purpose; or (B) any order or ruling preventing or suspending the use of any Offering Document or the initiation or threatening of any proceeding for that purpose; and, in each case, the Corporation will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, will use its commercially reasonable efforts to obtain as soon as reasonably possible the withdrawal thereof.

(h) Acquisition Agreement. During the period of the distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of (A) any material change in the business, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ equity or prospects of Fulcrum or any of its Subsidiaries or any change or breach of any representation or warranty or covenant of any party to the Acquisition Agreement; (B) any amendment, supplement or waiver of any terms of the Acquisition Agreement; (C) any event which has occurred that will prevent, or is reasonably likely to prevent, the transactions contemplated in the Acquisition Agreement from being completed; or (D) any determination by any party to the Acquisition Agreement to terminate the Acquisition Agreement. The Corporation has advised the Underwriters of a proposal to amend the Acquisition Agreement to change the closing date of the Acquisition to October 3, 2011 and provide that the effective date of the Acquisition will be October 1, 2011.

(i) Restrictions on Future Sales and Issues. During the period commencing the date of this Agreement and ending on the date which is 90 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld:

(i) offer, issue, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

(ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares or such other securities, whether any such transaction described in clause (i) or (ii) of this Section 4(h) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or

(iii) publicly announce any intention to do any of the foregoing;

other than, in each case, the Offered Securities, the Over-Allotment Option and issuances of Common Shares (A) for purposes of director, officer, employee or service provider share rights and incentives pursuant to plans outstanding or in force on the date hereof and described in the Final Prospectus, including the Corporation’s Option Plan, Restricted Share Grant Plan, Employee Profit Sharing Plan, Employee Share Purchase Plan and Directors’ Compensation Plan; (B) to satisfy existing instruments issued at the date hereof and described in the Final Prospectus; or (C) to satisfy the requirements of the Corporation’s dividend reinvestment plan described in the Final Prospectus.

(j) Use of Proceeds. The Corporation will apply the net proceeds from the sale of the Offered Securities as described in the Final Prospectus under the heading “Use of Proceeds”.

(k) No Manipulation. The Corporation will not take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in any stabilization or manipulation of the price of the Offered Securities or the Common Shares.

(l) Listing. The Corporation will use its commercially reasonable efforts to list the Offered Securities and the Common Shares issuable upon conversion of the Offered Securities on the TSX.

(m) Transfer Agent. The Corporation will maintain, at its expense, a register and transfer agent for the Common Shares.

5. Certain Obligations and Rights of the Underwriters

(1) Compliance with Securities Laws. During the course of the distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the Offer Price per $1,000 principal amount of Offered Securities. The Underwriters will comply with Securities Laws in connection with the offer and sale of the Offered Securities. The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or filing of a prospectus, registration statement or similar document with respect thereto under the Applicable Laws of any jurisdiction (other than the Qualifying Jurisdictions), including the United States of America; and will cause similar undertakings to be contained in any agreements among the members of any banking, selling or other group formed for the distribution of the Offered Securities (the “Selling Firms”). The Underwriters may, however, offer and sell the Offered Securities outside Canada, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements or similar requirements of any such jurisdictions. For the purposes of this Section 5(1), the Underwriters will be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus has been obtained from the applicable Securities Regulator following the filing of the Final Prospectus.

(2) Restrictions Regarding U.S. Sales. Notwithstanding anything to the contrary contained in this Agreement and subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates in accordance with Schedule C of this Agreement, may offer and sell the Offered Securities to U.S. Purchasers who are Qualified Institutional Buyers in accordance with Rule 144A and in accordance with the provisions of Schedule C. With respect to Offered Securities to be sold in the United States to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act, the Underwriters, or their U.S. Affiliates, shall purchase such Offered Securities from the Corporation for resale in compliance with Rule 144A.

(3) Representations, Warranties and Covenants Regarding U.S. Sales. The Underwriters make the representations, warranties and covenants applicable to them in Schedule C to this Agreement and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the

Corporation, to comply with the selling restrictions set forth in Schedule C, which forms part of this Agreement. Notwithstanding the foregoing provisions of this Section, an Underwriter will not be liable to the Corporation under this Section or Schedule C with respect to a violation by another Underwriter of the provisions of this Section or Schedule C if the former Underwriter is not itself also in violation.

(4) Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete, and to cause the Selling Firms to complete, the distribution of the Offered Securities as promptly as possible and the Lead Underwriters will promptly notify the Corporation in writing of the completion of the distribution of the Offered Securities by the Underwriters. No later than 30 days after the Closing Date, the Lead Underwriters will provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the distribution of the Offered Securities for the purpose of payment of filing fees and as to distribution of the Offered Securities for the purposes of listing the Common Shares on the TSX.

(5) Several Liability. An Underwriter will not be liable to the Corporation under this Section 5 with respect to a default by another Underwriter or a Selling Firm appointed by another Underwriter under this Section. The obligations of the Underwriters under this Section 5 are several and not joint or joint and several.

(6) Stabilization. The Corporation acknowledges and agrees that, in connection with the distribution of the Offered Securities, the Underwriters and the Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, in compliance with Securities Laws and the U.S. Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

6. Conditions of the Underwriters’ Obligations

Each Underwriter’s obligation to purchase and pay for the Offered Securities at the Time of Closing and any Option Securities at any Option Closing Time, as applicable, as provided herein is subject to the following conditions, which are for the exclusive benefit of each Underwriter and which are to be performed or complied with at or prior to the Time of Closing or Option Closing Time, as applicable:

(a) No Cease Trade Order. No order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Corporation or suspending or preventing the use of any Offering Document will have been issued or made and no proceedings therefore will have been initiated or threatened by any Governmental Authority.

(b) Representations and Warranties of the Corporation. The representations and warranties of the Corporation contained in this Agreement will be true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing or Option Closing Time, as applicable with the same force and effect as if made at and as of such time, and the statements of the Corporation and its officers made in any certificate delivered pursuant to this Agreement will, in fact, be true and correct, in all material respects except for those statements that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing or Option Closing Time, as applicable.

(c) Compliance by the Corporation with Obligations. The Corporation will have performed or complied, in all material respects, with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Corporation at or prior to the Time of Closing or Option Closing Time, as applicable.

(d) Opinion of Counsel for the Corporation. At the Time of Closing or Option Closing Time, as applicable, the Underwriters will have received the written opinion of (i) Burnet, Duckworth & Palmer LLP, counsel to the Corporation, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule B; provided that, in rendering such opinion, Burnet, Duckworth & Palmer LLP will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of Alberta and Ontario, and, as to matters of fact, upon a certificate of an officer of the Corporation; and (ii) if sales of the Offered Securities have been made to U.S. Purchasers, McKenna Long & Aldridge LLP, U.S. counsel to the Corporation, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule B-2.

(e) Opinion of Counsel for the Underwriters. At the Time of Closing or Option Closing Time, as applicable, the Underwriters will have received the written opinion of McCarthy Tétrault LLP, counsel to the Underwriters, dated the Closing Date with respect to such matters relating to the sale of the Offered Securities as the Underwriters may require; provided that, in rendering such opinion, the Underwriters’ counsel will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of British Columbia, Alberta, Ontario and Québec (as to securities laws only), and upon a certificate of an officer of the Corporation or officers thereof.

(f) Comfort Letters. At the Time of Closing or Option Closing Time, as applicable, the Underwriters will have received a comfort letter dated the Closing Date or the Option Closing Date, as applicable, from the Corporation’s current auditors, Ernst & Young LLP, and a comfort letter from the Corporation’s former auditors, KPMG LLP, and from Hudson Parent Holdings LLC’s auditors, McGladrey & Pullen, LLP, in each case addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, similar to the comfort letters to be delivered to the Underwriters pursuant to Section 4(d)(ii)(B) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date or Option Closing Date, as applicable, which changes must be acceptable to the Underwriters, acting reasonably.

(g) Corporation Officer’s Certificate. At the Time of Closing or the Option Closing Time, as applicable, the Underwriters will have received a certificate of an officer of the Corporation, dated the Closing Date or Option Closing Date, as applicable, and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, with respect to the constating documents and by-laws of the Corporation, all resolutions of the board of directors and shareholders of the Corporation and other corporate action relating to this Agreement or the sale of the Offered Securities, the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request.

(h) CEO/CFO Certificate. At the Time of Closing or Option Closing Time, as applicable, the Underwriters will have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Corporation or any other officers acceptable to the Underwriters, dated the Closing Date and addressed to the Underwriters, certifying, for and on behalf of the Corporation, and without personal liability, after having made due inquiry and after having carefully examined the Final Prospectus and each Prospectus Amendment, that (i) a Passport Receipt for the Prospectus has been issued by the applicable Securities Regulators; (ii) no order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Corporation or suspending or preventing the use of any Offering Document has been issued or made and no proceedings therefore have been initiated or threatened by any Governmental Authority; (iii) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ or partners’, as applicable, equity or prospects of the Corporation and its Subsidiaries, taken as a whole from that disclosed in the Final Prospectus or any Prospectus Amendment; (iv) the representations and warranties of the Corporation in this Agreement are true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects, at the Time of Closing or Option Closing Time, as applicable, with the same force and effect as if made at and as of such time; and (v) the Corporation has performed or complied with, in all material respects, all of its obligations and covenants and conditions under this Agreement to be performed or complied with by it at or prior to the Time of Closing or Option Closing Time, as applicable,.

(i) Trust Indenture. The Corporation and the Debenture Trustee will have entered into the Supplemental Indenture in form and substance satisfactory to the Underwriters, acting reasonably. The Corporation will have provided evidence to the Underwriters as to the appointment of the Debenture Trustee as the registrar, debenture trustee and paying agent in respect of the Offered Securities.

(j) Consents. All consents, approvals, permits, authorizations or filings as may be required by any Governmental Authority or any other person necessary to complete distribution of the Offered Securities and the sale thereof to the Underwriters as contemplated in this Agreement will have been made or obtained.

(k) Listing. The Offered Securities and the Common Shares issuable upon conversion of the Offered Securities will have been approved for listing and posted for trading on the TSX on the Business Day immediately preceding the Closing Date, subject only to the conditions imposed by the TSX in its letter to the Corporation referred to in Section 4(d)(ii)(C).

(l) Other Documentation. The Underwriters will have received at the Time of Closing or Option Closing Time, as applicable, such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters and their counsel, acting reasonably, may reasonably request.

7. Indemnification and Contribution

(1) Indemnification by the Corporation.

(a) The Corporation will indemnify and save harmless each of the Underwriters and their respective Affiliates and each of their respective directors, officers, employees and agents (each referred to in this Section 7 as an “Indemnitee”) from and against all Claims asserted against and all Losses incurred by any of them directly or indirectly arising out of or resulting from:

(i) any information or statement contained in (A) any Offering Document, or (B) any other materials or information provided to investors by the Corporation, or by an Underwriter with the prior written approval of, the Corporation in connection with the Offering (collectively, the “Marketing Materials”), in each case being or being alleged to be a misrepresentation;

(ii) any omission or alleged omission to state in any Offering Document or in any Marketing Materials any fact or information required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii) any order made or inquiry, investigation or proceeding commenced or threatened by any Governmental Authority based upon any of the circumstances described in clause (i) or (ii) of this Section 7(1) which operates to prevent or restrict trading in or the distribution of any of the Offered Securities;

(iv) the non-compliance or alleged non-compliance by the Corporation with any requirement of Securities Laws or the U.S. Securities Laws in connection with the Offering, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

(v) any inaccuracy or misrepresentation in any representation or warranty of the Corporation in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; or

(vi) any breach by the Corporation of any covenant of the Corporation in this Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto.

Except that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that the Claim or Loss resulted from the gross negligence or wilful misconduct of the Indemnitee claiming indemnity, the Indemnitee shall promptly reimburse to the Corporation any funds advanced to the Indemnitee or fees and disbursements paid to the Indemnitee’s counsel pursuant to this indemnity in respect of such proceedings and the indemnity provided for in this Section 7(1) cease to apply to such Indemnified Party in respect of such Claim or Loss; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute gross negligence or wilful misconduct for purposes of this Section 7(1)(a) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(b) Notwithstanding any other provision of this Section 7(1), the provisions of this Section 7(1) will not apply to any Claim or Loss to the extent arising out of any information or statement or omission or alleged omission in or from any Offering Document or Marketing Materials made in reliance upon and in conformity with written information furnished to the Corporation by the Underwriters expressly for use in the Offering Documents or Marketing Materials, it being acknowledged and agreed that the only such information furnished by any Underwriter consists of the following information in the Offering Documents or Marketing Materials furnished on behalf of each Underwriter: (i) the sixth paragraph under the heading “Plan of Distribution”; (ii) the third and fourth sentences of the seventh paragraph under the heading “Plan of Distribution” in the Prospectus; (iii) the first and second sentences of the eighth paragraph under the heading “Plan of Distribution” in the Prospectus; and (iv) the words “Each of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. are affiliates of Canada chartered banks that are members of a syndicate that has made revolving credit facilities to Just Energy L.P. and JEUSC under the heading “Relationship Among Just Energy and Certain Underwriters” in the Prospectus (the “Underwriters Information”).

(c) This indemnity will be in addition to any liability which the Corporation may otherwise have.

(2) Limitations on Indemnity. The rights of indemnity contained in this Section 7 in respect of a Claim based on a misrepresentation, alleged misrepresentation, omission or alleged omission in any of the Offering Documents will not be available to an Underwriter if the Corporation has complied with Sections 4(d), 4(f) and 4(g) and such Underwriter did not provide the person asserting such Claim with a copy of the applicable Offering Document which corrects such misrepresentation, alleged misrepresentation, omission or alleged omission.

(3) Notice and Procedures. Promptly after the assertion of any Claim (a “Proceeding”) that results or may result in the incurrence by an Indemnitee of any Claim or Loss which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the Corporation of the nature of such Claim. The failure to promptly provide such notice will not relieve the Corporation of any obligation to indemnify the Indemnitee, except to the extent such failure materially prejudices the defence of the Claim or materially increases the liability of the Corporation under Section 7(1). Thereupon, the Corporation will have the right (but not the obligation), upon written notice (the “Defence Notice”) to the Indemnitee within 14 Business Days after receipt by the Corporation of notice of the Proceeding (or sooner if such Proceeding so requires) to conduct, at its own expense, the defence against the Proceeding in its own name or, if necessary, in the name of the Indemnitee. The Defence Notice will specify the counsel (who will not, without the approval of the Indemnitee, such approval not to be unreasonably withheld, be counsel to the Corporation) the

Corporation will appoint to defend such Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, such approval not to be unreasonably withheld. Any Indemnitee will have the right to employ separate counsel in any Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Corporation failed to give the Defence Notice within the prescribed period; (ii) such Indemnitee has received an opinion of counsel to the effect that the interests of the Indemnitee and the Corporation with respect to the Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both the Indemnitee and the Corporation under applicable ethical rules; or (iii) the employment of such counsel at the expense of the Corporation has been specifically authorized by the Corporation. In each of the cases of clauses (i ), (ii) and (iii) of this Section 7(3), the Corporation will not have the right to conduct the defence of such Proceeding on behalf of the Indemnitee or Indemnitees but the Corporation will be liable to pay the fees and expenses of separate counsel of the Indemnitee. It is understood and agreed, however, that the Corporation will, in connection with any one Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all Indemnitees. The Underwriters will select such legal counsel. If the Corporation elects to conduct the defence of the Proceeding, the Corporation will keep the Indemnitee apprised of all significant developments and will not, without the prior written consent of the Indemnitee, enter into any settlement or compromise of, or consent to judgment with respect to, such Proceeding unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnitee from all liability arising out of such Proceeding; and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the Indemnitee.

(4) Contribution.

(a) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 7(1) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any Indemnitee or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters will contribute to the aggregate of all Claims asserted against and all Losses incurred by the Indemnitee (i) in such proportions as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities; or (ii) if the allocation provided by clause (i) of this Section 7(4) is not permitted by Applicable Law, in such proportions as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 7(4) but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) that resulted in such Claims or Losses and any other relevant equitable considerations.

(b) The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand will be deemed to be in the same proportion as the total proceeds from the distribution of the Offered Securities (net of the fee payable to the Underwriters but before deducting expenses) received by the Corporation is to the total underwriting discounts and commissions received by the Underwriters from the Corporation under this Agreement. The relative fault of the Corporation on the one hand and the Underwriters on the other hand will be determined by reference to, among other things, whether the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) which resulted in Claims and/or Losses relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation and the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1). The amount paid or payable by an Underwriter as a result of such Claims or Losses will be deemed to include any legal or other expenses reasonably incurred by the Indemnitee in connection with investigating, preparing for, disputing or defending any such Claim, whether or not resulting in any such Claim.

(c) The rights to contribution provided in this Section 7(4) are in addition to, and not in derogation of, any other right to contribution which an Indemnitee may have by statute or otherwise at law.

(5) Limitations on Liability for Contribution.

(a) The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to Section 7(4) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(4).

(b) No person who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, wilful misconduct or gross negligence will be entitled to contribution from any person who has not also been so determined to have engaged in fraud, wilful misconduct or gross negligence; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute fraud, wilful misconduct or gross negligence for purposes of this Section 7(4)(b) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(c) The Underwriters’ respective obligations to contribute pursuant to Section 7(4) are several and not joint and, as among the Underwriters, are in proportion to their respective aggregate purchase obligations under this Agreement.

(d) Notwithstanding the provisions of Section 7(4), the Underwriters will not be required to contribute an amount not exceeding the lesser of (i) the portion of the full amount of the Losses giving rise to such contribution for which the Underwriters are responsible, as determined pursuant to Section 7(4); and (ii) the amount of the aggregate underwriting discounts and commissions received by the Underwriters from the Corporation under this Agreement. Notwithstanding the provisions of this Section 7(5), no Underwriter will be required to contribute, in the aggregate, any amounts in excess of the total underwriting discounts and commissions received by such Underwriter from the Corporation under this Agreement or any portion thereof, in each case net of expenses paid by the Underwriter hereunder.

(6) Non-exclusive Remedies. The rights of indemnity and contribution set forth in this Section 7 are not exclusive and will not limit any rights, remedies or claims that an Indemnitee may have at law, under any statute or in equity, or otherwise.

(7) Underwriters as Trustees for Indemnitees. The Corporation appoints each Underwriter as the trustee for such Underwriter’s Indemnitees of the covenants of indemnification and contribution of the Corporation with respect to such Indemnitees as specified in this Section 7 and each Underwriter accepts such appointment.

8. Termination

(1) Termination Upon Certain Events. Each of the Underwriters, in its absolute discretion, will be entitled to terminate and cancel its obligations under this Agreement, by written notice to that effect given to the Corporation at or prior to the Time of Closing or, in the case, of the Option Securities, the applicable Closing Time, if, after the execution and delivery of this Agreement:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, threatened or announced, or any order or ruling is made, threatened or announced by any Governmental Authority (other than an inquiry, action, suit, investigation, proceeding, order or ruling based solely upon the activities or alleged activities of the Underwriters, the U.S. Affiliates or the Selling Firms), or any Applicable Law is promulgated or changed, or the administration or interpretation thereof is changed, which, in the reasonable opinion of the Underwriter, operates or will operate to prevent or restrict trading in or distribution of the Offered Securities or the Common Shares;

(ii) there occurs any material change (actual, contemplated or threatened) or change in a material fact such as is contemplated by Section 4(f) or the Underwriter becomes aware of an undisclosed material fact which, in the reasonable opinion of the Underwriter, has or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the Common Shares or to result in purchasers of a material number of the Offered Securities exercising their right under the Securities Laws or the U.S. Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof;

(iii) there (A) develops, occurs or comes into effect or existence any event, action, state, condition or occurrence, including any financial occurrence, of national or international consequence or any governmental action, Applicable Law, inquiry or other occurrence of any nature whatsoever, or (B) has been any attack on, outbreak or escalation of hostilities or acts of terrorism, war or like event, either within or outside Canada or any other substantial national or international calamity or emergency, which, in the reasonable opinion of the Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries taken as a whole; or

(iv) there comes into effect, or is announced by the appropriate Governmental Authorities, any change or any proposed change in the Tax Act, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriter, might reasonably be expected to have a material adverse effect on the tax treatment of dividends or other distributions made by the Corporation to its Shareholders, or on the tax consequences associated with the purchase, holding or resale of the Offered Securities or the Common Shares or on any distribution that would be made by the Corporation to the holders thereof.

(2) All Terms to be Conditions. The Corporation agrees that the conditions contained in Section 6 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. All other terms of this Agreement will be and will be deemed to be conditions, and any breach or failure to comply with any such terms or any of the conditions set out in Section 6 will entitle each Underwriter to terminate their obligations under this Agreement by written notice to that effect given to the Corporation at or prior to the Time of Closing or Option Closing Time, as applicable. The Underwriters will have the exclusive right to waive the performance of, or compliance with, any such term or condition in whole or in part without prejudice to any of its rights in the event of non-performance or of non-compliance with any other term or condition of this Agreement in whole or in part. Any such waiver will not constitute a waiver of any other term or condition in favour of the Underwriters and, to be binding on any Underwriter, any such waiver must be in writing and signed by such Underwriter.

(3) Non-Exclusive Remedy; Liability. The rights of termination contained in this Section 8 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there will be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may thereafter arise under Section 7 or Section 10. A notice of termination given by an Underwriter under this Section 8 will not be binding upon any other Underwriter who has not also executed such notice.

9. Obligations of Underwriters to Purchase

(1) Underwriting Percentages. Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities at the Time of Closing or Option Securities at an Option Closing Time will be several, and not joint nor joint and several, and will be limited to the percentage of the Firm Securities or Option Securities, as applicable, set out opposite the name of the respective Underwriter below:

CIBC World Markets Inc.	26.3%
National Bank Financial Inc.	26.3%
RBC Dominion Securities Inc.	26.3%
Scotia Capital Inc.	8.45%
TD Securities Inc.	8.45%
Haywood Securities Inc.	2.1%
Jacob Securities Inc.	2.1%

(2)	Default.

(a) If, at the Time of Closing or any Option Closing Time any one or more of the Underwriters defaults on its obligation to purchase the Offered Securities that it has agreed to purchase hereunder at such time, the non-defaulting Underwriters may in their discretion delay the Closing Date or Option Closing Date, as applicable, for up to 3 Business Days and the non-defaulting Underwriters will have the right, exercisable by written notice to the Corporation, (but not the obligation) to purchase, all but not less than all, of the Firm Securities or Option Securities, as applicable, which would otherwise have been purchased by the defaulting Underwriter(s) on a pro rata basis (according to the aggregate principal amount of Firm Securities or Option Securities, as applicable, that the non-defaulting Underwriters agreed to purchase hereunder) or in any other proportion agreed upon in writing by the non-defaulting Underwriters.

(b) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the aggregate principal amount of Firm Securities or Option Securities, as applicable, which the defaulting Underwriter(s) fail to purchase (the “Defaulted Securities”) does not exceed 5% of the total number of Firm Securities or Option Securities, as applicable, that the Underwriters agreed to purchase hereunder, then the Corporation will have the right to require each non-defaulting Underwriter to purchase the aggregate principal amount of Firm Securities or Option Securities, as applicable, that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the aggregate principal amount of Offered Securities that such Underwriter agreed to purchase hereunder) of the Defaulted Securities.

(c) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the aggregate principal amount of Defaulted Securities exceeds 5% of the aggregate principal amount of Firm Securities or Option Securities, as applicable, that the Underwriters agreed to purchase hereunder or the Corporation does not exercise its right under Section 9(2)(b), then this Agreement will terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 9 will be without liability on the part of the Corporation, except for liability which may have arisen under Section 7 or Section 10. Any liability of any defaulting Underwriter for breach of this Agreement (or otherwise to the Corporation) will remain.

10. Expenses of the Offering

(1) Except as provided for in Section 10(2), whether or not the transactions contemplated by this Agreement are completed or this Agreement is terminated, the Corporation will pay or cause to be paid all costs and expenses of, or incidental to, the performance of its obligations hereunder and all costs and expenses of, or incidental to, all other matters in connection with the transactions contemplated hereunder, including, without limitation, (i) the costs and expenses incidental to the authorization, issuance, sale, preparation and delivery of the Offered Securities to the Underwriters and any Taxes payable in connection therewith; (ii) the costs and expenses payable in connection with the qualification of the distribution of the Offered Securities and the Over-Allotment Option; (iii) the fees relating to listing the Offered Securities on any stock exchange and arranging for clearance and settlement arrangements; (iv) the fees and expenses of counsel for the Corporation and all fees and expenses of local counsel for the Corporation (including U.S. counsel); (v) all fees and expenses of the Corporation’s auditors and other advisors; (vi) all costs and out-of-pocket expenses of the Corporation relating to the marketing of the Offered Securities; (vii) all travel and roadshow and other costs of the Corporation relating to information meetings and to preparation of Marketing Materials, if any, with potential investors; (viii) all costs and expenses incurred in connection with preparing, printing, translating and distributing commercial copies of the Offering Documents and any Marketing Materials; (ix) the costs of preparing share certificates representing the Offered Securities; and (x) all fees and expenses of CDS Clearing and Depository Services Inc., the Depository Trust Company, the Debenture Trustee and the Corporation’s registrar and transfer agent and all applicable taxes thereon.

(2) Notwithstanding Section 10(1), the Corporation will have no obligation in respect of any out-of-pocket expenses of the Underwriters in relation to the Offered Securities, including travel and other out-of-pocket expenses of the Underwriters in relation to the Offering and the fees and disbursements of the Underwriters’ legal counsel plus all applicable Taxes, unless the distribution of Offered Securities is not completed (other than by reason of a default by the Underwriters), in which case the Corporation will reimburse the Underwriters for all reasonable and accountable out-of-pocket expenses of the Underwriters, including the reasonable fees and disbursements of the Underwriters’ legal counsel in connection with this Agreement and the Offering.

11. Authority of the Lead Underwriters

Except with respect to (i) a consent to settlement, compromise or judgment pursuant to Section 7(3), which consent must be given by the Indemnitee; (ii) a notice of termination pursuant to Section 8, which must be given by the Underwriter exercising its right to terminate its obligations hereunder; and (iii) and any waiver pursuant to Section 8(2), which must be given by the Underwriter giving such waiver, all transactions, notices and waivers on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by the Lead Underwriters and, where practicable, the Lead Underwriters will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Corporation may rely entirely on any such transaction or notice as binding all Underwriters.

12. Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows: (i) to the Corporation: First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E1 (facsimile: (905) 564-6069, Attention:

Jonah Davids, General Counsel); (ii) to the Underwriters: CIBC World Markets Inc., CIBC World Markets Inc., 161 Bay Street, 6th Floor, Toronto ON (facsimile: (416) 594-8176 Attention: Kevin A. Li); National Bank Financial Inc., The Exchange Tower, 130 King Street West, Suite 3200, P.O. Box 21, Toronto, ON, M5X 1J9 (facsimile: (416) (416) 869-6540, Attention: Peter Jelley); RBC Dominion Securities Inc., RBC Capital Markets, 200 Bay Street, 4th Floor, South Tower, Royal Bank Plaza, Toronto ON (facsimile: (416) (416) 842-5366, Attention: David Dal Bello); Scotia Capital Inc., 40 King Street West, 66th Floor, Toronto, ON, M5W 2X6 (facsimile: (416) 416-863-7117, Attention: Christopher Blackwell); and TD Securities Inc., 66 Wellington Street West, 9th Floor, Toronto, ON, M5K 1A2 (facsimile: (416) 308-0182, Attention: John Kroeker); Haywood Securities Inc., Suite 2910-181 Bay Street, Bay Wellington Tower, Brookfield Place Toronto, ON, M5J 2T3 (facsimile: (416) 507-2399, Attention: Mark Reynolds); Jacob Securities Inc., 199 Bay Street, Suite 2901, Commerce Court West, PO Box 322, Toronto, ON M5L 1G1 (facsimile: (416) 866-8333, Attention: Sasha Jacob), or to such other street address, individual or electronic communication number or address as may be designated by notice given by either part to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the date of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

13. Survival

The indemnities, rights of and contribution, representations, warranties and covenants of the Corporation contained in this Agreement or in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities will survive the completion of the sale of any of the Offered Securities and will continue in full force and effect regardless of (i) any termination of this Agreement; (ii) any investigation made by or on behalf of any Underwriter; or (iii) any subsequent disposition of any of the Offered Securities.

14. General

(1)	Time of the Essence. Time is of the essence of this Agreement.

(2) Benefit of the Agreement. This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto and the successors, heirs, executors, administrators and other legal representatives of the Indemnitees for whom the Underwriters are acting as trustee pursuant to Section 7(7).

(3) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreement, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

(4) Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either of the parties.

(5) Amendments and Waiver. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

(6) Assignment. This Agreement may not be assigned by any of the parties hereto without the written consent of the other parties hereto, except as expressly set forth in Section 5(2) of this Agreement.

(7) Remedies Cumulative. The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

(8) Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(9) Attornment. For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto attorns to the jurisdiction of the courts of the Province of Ontario.

(10) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

(11) Electronic Execution. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[the remainder of this page has intentionally been left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please indicate your acceptance of this Agreement by signing in the space provided below and delivery the same to us.

CIBC WORLD MARKETS INC.

By:	“Kevin A. Li”
Name: Kevin A. Li
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	“Peter Jelley”
Name: Peter Jelley
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	“David Dal Bello”
Name: David Dal Bello
Title: Managing Director

SCOTIA CAPITAL INC.

By:	“Christopher Blackwell”
Name: Christopher Blackwell
Title: Managing Director

TD SECURITIES INC.

By:	“John Kroeker”
Name: John Kroeker
Title: Vice President and Director

HAYWOOD SECURITIES INC.

By:	“Mark Reynolds”
Name: Mark Reynolds
Title: Managing Director

JACOB SECURITIES INC.

By:	“Sasha Jacob”
Name: Sasha Jacob
Title: President and Chief Executive Officer

The foregoing offer is accepted and agreed to by us as of the date first above written.

JUST ENERGY GROUP INC.

By:	“Beth Summers”
Name: Beth Summers
Title: Chief Financial Officer

SCHEDULE A

SUBSIDIARIES

Just Energy Corp.

Just Energy Manitoba L.P.

Just Energy B.C. Limited Partnership

Just Energy Québec L.P.

Just Energy (U.S.) Corp.

Just Energy Trading L.P.

Just Energy Ontario L.P.

Hudson Energy Canada Corp.

Just Energy Illinois Corp.

Just Energy Indiana Corp.

Just Energy Massachusetts Corp.

Just Energy New York Corp.

Just Energy Texas I Corp.

Just Energy Texas LP

Just Energy Alberta L.P.

Just Energy Pennsylvania Corp.

Commerce Energy, Inc.

Alberta Energy Savings L.P.

Just Energy Marketing Corp.

Just Energy Michigan Corp.

Momentis U.S. Corp.

Momentis Canada Corp.

National Energy Corporation

Terra Grain Fuels, Inc.

Just Energy Limited

Hudson Energy Services LLC

Drag Marketing LLC

Hudson Energy Solar Corp.

Universal Energy Corporation

Ontario Energy Commodities Inc.

Terra Grain Fuels Marketing Corp.

Hudson Energy Solar Canada L.P.

Hudson Energy Services UK Limited

Just Energy Finance Canada ULC

Jut Energy Finance ULC

Hudson Energy Corp.

Hudson Parent Holdings LLC

HE Holdings LLC

Hudson Energy JV LLC

American Home Energy Services Corp.

Just Energy Resources ULC

Just Energy LLC

Just Energy Maryland Corp.

Just Energy New Jersey Corp.

Just Energy Connecticut Corp.

SCHEDULE B

FORM OF LEGAL OPINION OF THE CORPORATION’S COUNSEL

Opinions

1.	the Corporation (i) has been duly incorporated and is validly subsisting under the laws of Canada; and (ii) has all requisite power, authority and capacity to carry on its affairs as contemplated in the Final Prospectus in compliance with its articles and by-laws;

2.	with respect to each of the Material Subsidiaries that is a corporation (to be limited in such counsel’s opinion to those entities incorporated under the federal laws of Canada or a province thereof), such Material Subsidiary (i) has been duly incorporated (to be specified in such counsel’s opinion) and is existing under the laws of the jurisdiction of incorporation; and (ii) has the corporate power and capacity to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus;

3.	with respect to each of the Material Subsidiaries that is a partnership (to be limited in such counsel’s opinion to those entities formed under the federal laws of Canada or a province thereof), such Material Subsidiary (i) has been formed and is existing under the laws which govern it; (ii) has all the requisite partnership power to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus, and (iii) if a limited partnership, has a general partner that has been appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

4.	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement, and the execution, delivery and filing of the Preliminary Prospectus and the Final Prospectus by the Corporation as required under Securities Laws in each of the Qualifying Jurisdictions;

5.	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Trust Indenture;

6.	each of the Underwriting Agreement and the Trust Indenture has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in the Underwriting Agreement and the Trust Indenture may be limited by applicable law and other customary qualifications;

7.	the execution and delivery by the Corporation of the Underwriting Agreement and the Trust Indenture does not and the performance by the Corporation of its obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the Corporation’s articles or by-laws or, of which counsel is aware, any resolutions of the directors or shareholders of the Corporation; or

(b)	contravene any law or regulation of the Province of Ontario or the laws of Canada applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it.

8.	the authorized capital of the Corporation consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares;

9.	all necessary corporate action has been taken by the Corporation to authorize the issuance of the Offered Securities on the terms and subject to the conditions contained in the Underwriting Agreement and the Trust Indenture and, upon receipt by the Corporation of payment therefor by the Underwriters as provided in the Underwriting Agreement, the Offered Securities will have been validly issued as fully paid and non-assessable securities of the Corporation;

10.	all necessary corporate action has been taken by the Corporation to reserve for issuance the Common Shares issuable upon the conversion of the Offered Securities and, upon the due conversion of the Offered Securities in accordance with the terms of the Trust Indenture, such Common Shares will have been validly issued by the Corporation as fully paid and-non assessable securities of the Corporation;

11.	the Corporation has taken all necessary corporate action to authorize the issuance of the Option Securities issuable upon the exercise of the Over-Allotment Option and, upon the due exercise of the Over-Allotment Option in accordance with the terms of the Underwriting Agreement, including receipt by the Corporation of payment for the Option Securities by the Underwriters as provided in the Underwriting Agreement, the Option Securities will have been validly issued by the Corporation as fully paid and non-assessable securities in the capital of the Corporation.

12.	the holders of outstanding securities of the Corporation are not entitled to pre-emptive or other rights to acquire the Offered Securities pursuant to the articles or by-laws of the Corporation or pursuant to the Canada Business Corporations Act;

13.	the attributes of the Offered Securities and the provisions of the Trust Indenture are consistent in all material respects with the descriptions thereof in the Prospectus;

14.	the form and terms of the certificates representing the Offered Securities and the Common Shares have been approved and adopted by the Corporation and, in the case of the Offered Securities, comply with the Trust Indenture and a certificate representing the Offered Securities delivered at the Time of Closing has been duly executed and delivered by the Corporation;

15.

the Offered Securities have been validly created and, subject to receipt by the Corporation of payment therefor by the Underwriters as provided in the Underwriting Agreement, issued by the Corporation in accordance with the terms of the Trust Indenture and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and other customary qualifications;

16.	each of the Preliminary Prospectus and the Final Prospectus and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus with the Securities Regulators, have been duly approved and authorized by the Corporation;

17.	the issuance of the Offered Securities and the Common Shares issuable on conversion of the Offered Securities has been approved by the TSX and the Common Shares issuable on conversion of the Offered Securities have been conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of the conditions set out in the letter of the TSX dated •, 2011;

18.	the Offered Securities and the Common Shares issuable upon conversion thereof are qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined under such Act, subject to the qualifications, limitations and assumptions set out under the heading “Eligibility for Investment” in the Final Prospectus. The statements contained in the Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” contain a fair summary of the principal Canadian federal income tax consideration applicable to prospective purchasers of the Offered Securities who are described under such heading;

19.	Computershare [Trust Company of Canada][1], at its principal office in the city of Toronto, has been appointed as the transfer agent and registrar for the Common Shares;

20.	Computershare Trust Company of Canada, at its principal office in the city of Toronto, has been duly appointed as Debenture Trustee under the Trust Indenture with respect of the Offered Securities;

21.	the Corporation is:

(a)	a “reporting issuer” under the Securities Act (Ontario) and is not on the list of defaulting reporting issuers published by the Ontario Securities Commission;

(b)	a “reporting issuer” under the Securities Act (British Columbia) and is not on the list of defaulting reporting issuers published by the British Columbia Securities Commission;

[1]	JE to confirm. “Investor Services”?

(c)	a “reporting issuer” under the Securities Act (Alberta) and is not noted in default on the list of reporting issuers published by the Alberta Securities Commission;

(d)	a “reporting issuer” under the Securities Act (Manitoba) and is not on the list of defaulting reporting issuers published by the Manitoba Securities Commission;

(e)	a “reporting issuer” under The Securities Act, 1988 (Saskatchewan) and is not on the list of defaulting reporting issuers published by the Saskatchewan Financial Services Commission, Securities Division; and

(f)	a “reporting issuer” under the Securities Act (New Brunswick), the Securities Act (Nova Scotia), the Securities Act (Prince Edward Island) and the Securities Act (Newfoundland and Labrador), and is not on the list of defaulting reporting issuers published by (i) the New Brunswick Securities Commission; (ii) the Nova Scotia Securities Commission; or (iii) the Prince Edward Island Securities Office, as applicable;

22.	all necessary documents have been filed by the Corporation, all requisite proceedings have been taken by the Corporation and all approvals, permits, consents and authorizations of appropriate regulatory authorities have been obtained by the Corporation under the Securities Laws to qualify the distribution and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through or to persons or companies who are duly registered in an appropriate category of dealer registration under the Securities Laws of each of the Qualifying Jurisdictions in which such person or company has engaged in the distribution of the Offered Securities and who have complied with the relevant provisions of the Securities Laws of such Qualifying Jurisdictions and the terms of their registration;

23.	the issuance by the Corporation of Common Shares upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will be exempt from the prospectus requirements of the Securities Laws. Such issuance will be exempt from the dealer registration requirements of the Securities Laws of each of the Qualifying Jurisdictions and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities under the Securities Laws will be required to be made, taken or obtained by the Corporation pursuant to the Securities Laws permit such issuance, unless the Corporation is, at the time of such issuance, engaged in the business of trading securities or holds itself out as engaging in the business of trading in securities in which case such issuance must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions; and

24.

the first trade in Common Shares issued by the Corporation upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will not be subject to the prospectus requirements of the Securities Laws and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities would be required to be made, taken or obtained by the Corporation pursuant to the Securities Laws to permit such trade by any person or company unless such person or company is engaged in the business of trading securities or holds themselves out as engaging in the business of trading in securities, in which case such trade must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions, provided that such trade is not a “control distribution”, as that term is defined in National Instrument 45-102-Resale of Securities” and the Corporation is a reporting issuer at the time of the trade.

SCHEDULE B-2

FORM OF LEGAL OPINION OF THE CORPORATION’S US SECURITIES COUNSEL

Subject to the counsel’s normal and customary reliance on others, assumptions and qualifications, counsel will deliver opinions substantially in the following form (provided that the opinion set forth in paragraphs 5,6 and 7 below need only be given in the event of U.S. sales of Offered Securities):

Opinions

1.	with respect to each of the Material Subsidiaries that is incorporated or organized in the United States, such Material Subsidiary (i) has been duly formed and is existing under the laws of the state which govern it; (ii) has all the requisite [corporate, company, or partnership] power to own and lease assets and carry on business, in each case as now conducted or as described in the Prospectus, and (iii) if a limited partnership, has a general partner that has been duly appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

2.	all necessary corporate action has been taken by Just Energy (U.S.) Corp. to authorize the execution and delivery of the Acquisition Agreement and the performance of its obligations thereunder;

3.	the Acquisition Agreement has been duly executed and delivered by Just Energy (U.S.) Corp. and constitutes a legal, valid and binding obligation of Just Energy (U.S.) Corp. enforceable against Just Energy (U.S.) Corp. in accordance with its terms;

4.	the execution and delivery by Just Energy (U.S.) Corp. of the Acquisition Agreement does not, and the performance by Just Energy (U.S.) Corp., of its obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the articles or bylaws or any resolutions of the directors or shareholders of Just Energy (U.S.) Corp.; or

(b)	contravene any law or regulation of the State of Delaware or the laws of the United States applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it;

5.	assuming that the offers and sales are made in accordance with Schedule C of the Underwriting Agreement, the offers and sales of the Offered Securities in the Offering in the United States will be exempt from the registration requirements of the Securities Act of 1933, as amended;

6.	the Corporation is not, and after giving effect to the Offering will not be, an “investment company” required to be registered under the U.S. Investment Company Act of 1940, as amended; and

7.	the statements describing matters of law pursuant to the Internal Revenue Code of 1986, as amended (“Code”) included in the U.S. Private Placement Memorandum under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders” fairly summarize in all material respects such matters of law. For purposes of this opinion, we have relied solely upon the opinion received from Dorsey & Whitney LLP with respect to the matters addressed therein and such matters effects on statements under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders”. For the avoidance of doubt, this opinion does not address matters of any taxing authority other than the Internal Revenue Service pursuant to the Code.

SCHEDULE C

SALES IN THE UNITED STATES

A. Defined Terms

Capitalized terms used in this Schedule C and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated or formed under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Affiliate” of any Underwriter means a U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with any offer and sale of the Offered Securities in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

B. Representations, Warranties and Covenants of the Underwriters

Each Underwriter hereby represents, warrants, covenants and agrees, separately and not jointly, on behalf of itself and its U.S. Affiliate that:

1.	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold within the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and U.S. state securities laws. It and its U.S. Affiliate have not offered or sold, and will not offer or sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States to Qualified Institutional Buyers in accordance with Rule 144A as provided in paragraphs 3 through 7 below. Neither the Underwriter, its U.S. Affiliate, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliates, any Selling Firm or with the prior written consent of the Corporation. It shall require each of its U.S. Affiliates and each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each of its U.S. Affiliates and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. Affiliates and Selling Firm.

3.	All offers and sales of Offered Securities in the United States shall be made through the Underwriter’s U.S. Affiliates in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliates are, and shall be on the date of each offer and sale of Offered Securities, Qualified Institutional Buyers, duly registered brokers or dealers with the SEC pursuant to Section 15 of the U.S. Exchange Act, and members in good standing with the Financial Industry Regulatory Authority.

4.	Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. Affiliates shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.	Offers to sell and solicitations of offers to buy the Offered Securities shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States, and such persons shall each be deemed to have represented and agreed as provided in the U.S. Private Placement Memorandum. Immediately prior to making any offer, the Underwriter, together with its U.S. Affiliates, had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, the Underwriter, together with its U.S. Affiliates, continues to believe that each purchaser in the United States of Offered Securities is a Qualified Institutional Buyer.

6.	All purchasers of the Offered Securities in the United States purchasing Offered Securities pursuant to Rule 144A or another exemption under the U.S. Securities Act shall be informed by the Underwriter, or its U.S. Affiliate, that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or another exemption thereunder and similar exemptions under state securities laws.

7.	Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. Affiliate with a U.S. Private Placement Memorandum and each purchaser will have received prior to the time of purchase of any Offered Securities the final U.S. Private Placement Memorandum, and the Underwriters have not used any other written materials. The U.S. Private Placement Memorandum shall be in a form mutually satisfactory to the Corporation and the Underwriters.

8.	At closing, the Underwriters, together with their U.S. Affiliates selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to have represented that they did not offer or sell Offered Securities in the United States.

9.	At least one (1) business day prior to the Closing Date, the Underwriters will provide the transfer agent of the Corporation with a list of all U.S. persons who purchased the Offered Securities, together with their addresses (including state of residence), the number of Offered Securities purchased and the registration and delivery instructions for the Offered Securities.

10.	Neither such Underwriter, nor any of its affiliates, have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

11.	Such Underwriter understands that all Offered Securities sold in the United States as part of this offering will bear a legend to the effect contained in the U.S. Private Placement Memorandum.

C.	Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents, warrants, covenants and agrees that:

1.

(a) The Corporation is, and as of the Closing Date will be, a Foreign Issuer and reasonably believes that there is and will be no Substantial U.S. Market Interest in the Offered Securities; (b) the Corporation is not now and as a result of the sale of Offered Securities contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (c) assuming the accuracy of the representations provided by the Underwriters above, during the period in which the Offered Securities are offered for sale, none of the Corporation, any of its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Securities in the United States or has taken or will take any action that would cause the applicable exemption afforded by the U.S. Securities Act or Regulation S to be unavailable; (d) the Offered Securities are not, and as of the closing will not be, and no securities of the same class as the Offered Securities are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted, and (e) in connection with offers and sales of the Offered Securities outside the United States, the Corporation, its affiliates and any person acting on its or their behalf have complied and will comply with the requirements for an offshore transaction (as that term is used in Regulation S).

2.	Except with respect to offers and sales in accordance with this Schedule C to Qualified Institutional Buyers in reliance upon an exemption from the registration requirements of the U.S. Securities Act available under Rule 144A, and in compliance with any applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any Selling Firm, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

3.	For so long as any of the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements by virtue of compliance with Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Offered Securities, or to any prospective purchaser of such Offered Securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

4.	The Corporation has not offered, sold or solicited, and will not offer or sell or solicit, any offer to buy any securities of the Corporation of the same or similar class in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Offered Securities in the United States or which would cause the exclusion or exemption from registration set forth in Rule 144A or Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities or that would otherwise require registration under the U.S. Securities Act of offers and sales of the Offered Securities made pursuant to and in accordance with this Agreement.

5.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws.

6.	None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

EXHIBIT A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the 5.75% Convertible Unsecured Subordinated Debentures (the “Offered Securities”) of Just Energy Group Inc. (the “Corporation”) pursuant to the Underwriting Agreement dated September 7, 2011 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify to the Corporation as follows:

(a)	[Name of U.S. Affiliate] (the “U.S. Affiliate”) is, and at all relevant times was, a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority on the date hereof and the date on which each offer was made by it in the United States, and all offers and sales of the Securities in the United States have been effected by U.S. Affiliate in accordance with all U.S. federal and state broker-dealer requirements;

(b)	each offeree was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, for the offering of the Offered Securities in the United States, and no other written material has been used by us in connection with the offering and sale of the Offered Securities;

(c)	immediately prior to our transmitting the preliminary and final U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that the offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each such person in the United States or offered Offered Securities in the United States that is purchasing Offered Securities from us is a Qualified Institutional Buyer;

(d)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States;

(e)	the offering of the Offered Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule C thereto; and

(f)	neither we nor any Selling Firm (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

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Dated this             day of                                 , 2011.

[Underwriter]
By:
Name:
Title:

[U.S. Affiliate]
By:
Name:
Title: